RESPONSES FOR SUB-ITEM 77C and 77M - RLF

77C and 77M

The Board of Directors of Cohen & Steers Advantage Income Realty Fund, Inc. ("RLF") initially called a special meeting of shareholders (the "Meeting") to be held on October 22, 2009. The Meeting was called in order to vote on the merger of RLF with and into Cohen & Steers Quality Income Realty Fund, Inc. ("RQI") (the "Merger"). The Meeting was adjourned until November 24, 2009 in order to solicit additional votes. On November 24, 2009, stockholders of RLF approved the Merger. The description of the proposal and number of shares voted are as follows:

Common Shares
	Shares
Voted
For	Shares
Voted Against
Authority Withheld
To approve merger of the Fund with and into Cohen & Steer Quality Income Realty Fund, Inc. in accordance with Maryland General Corporation Law
13,380,999.45	951,357.03	389,506.14

On June 29, 2009, the Boards of Directors of RLF and RQI approved a proposal, subject to approval by the relevant fund's shareholders, to merge RLF with and into RQI in accordance with the Maryland General Corporation Law. The purpose of the transaction was to combine funds managed by the investment manager with comparable investment objectives and strategies. After the close of business on December 18, 2009, the RQI acquired all of the assets and liabilities of RLF with the investment portfolio constituting the principal asset. The acquisition was accomplished by a tax-free exchange of 26,601,508 shares of RLF worth $194,463,971 for 27,147,025 shares of RQI.